EXHIBIT 23.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Post Effective Amendment No. 1 to Registration Statement No. 333-45097 on Form S- 3 of Kilroy Realty Corporation of our report dated February 25, 2003, except for note 27 as to which date is December 15, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Kilroy Realty Corporation’s change in accounting for the impairment or disposal of long-lived assets to conform to the statement of Financial Standards No. 144, “Impairment or Disposal of Long-Lived Assets”) appearing in the Annual Report on Form 10-K of Kilroy Realty Corporation for the year ended December 31, 2002 as updated in the Current Report on Form 8-K of Kilroy Realty filed on or about December 15, 2003 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/    DELOITTE & TOUCHE LLP

Los Angeles, California

December 15, 2003